Exhibit 99.6
March 13, 2022
VIA EMAIL
Douglas Schnell
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Re:	Mark Litton

Dear Doug and Michael:
We write on behalf of Ric Kayne to bring to your attention certain facts and circumstances that we believe warrant the immediate suspension of Mark Litton and an investigation into his fitness to serve as President and Chief Executive Officer of Athira Pharma, Inc. (“Athira”).  We trust that you will bring this urgent matter to the attention of the full Board.
Athira’s public filings with the Securities and Exchange Commission state that Mr. Litton has a “B.S. [Bachelor of Science] degree in biochemistry from the University of California Santa Cruz.”  See Athira, Form 10-K (March 25, 2021) at 153-154; Athira, DEF 14A (April 16, 2021); Athira, Form 8-K (June 18, 2021) at 2; Athira, Form 8-K (October 21, 2021) at 3.  His biography on the Athira website states the same.  See https://www.athira.com/mark-litton/.  Mr. Litton has claimed to have similar qualifications in the SEC filings made by other public companies with which he has been or is affiliated, including Lumen Biosciences Inc., Alpine Immune Sciences, Inc., and Alder Biopharmaceuticals Inc.
Inconsistent with those SEC filings, Mr. Litton claims in his publicly available LinkedIn profile that he has a Bachelor of Applied Science (not a Bachelor of Science) in Biochemistry. See https://www.linkedin.com/in/mark-litton-638a7416/ (screenshot below).
Although our investigation is ongoing, we understand that Mr. Litton has neither of those degrees.  He may have a Bachelor of Arts degree.  Our ongoing investigation has revealed that, at the time of graduation, the University of California Santa did not even offer a Bachelor of Science degree for Mr. Litton’s major, let alone a Bachelor of Applied Science degree.
Good governance dictates that an independent committee of the Board must be appointed immediately to investigate these matters and review each and every statement made by Mr. Litton into what he claims are his educational and professional accomplishments.  A good place to start would be the D&O questionnaires Mr. Litton submitted to Athira and other public companies.  We would also suggest a review of what Mr. Litton told other educational institutions about what degree he actually held rather than the degree he thought, or wished, or hoped he had.  It should not take long – perhaps a day – for Mr. Litton to verify what degree he holds.  If UCSC did not award Mr. Litton a Bachelor of Science degree (as he has repeatedly claimed in SEC filings), then the most prudent course would be to suspend Mr. Litton while that investigation is performed. You may recall that a similar course was followed with respect to Dr. Kawas last June.
Assuming we are correct, it is puzzling how Mr. Litton could authorize the inclusion of these inaccurate statements in SEC filings, including the 8-K filing that announced his elevation to President and CEO in October 2021.  There is little room for inadvertence in such matters. We are sure you will agree that making inaccurate filings with the SEC – upon which investors rely in making investment decisions – is a serious matter.  Specifically, telling investors in a pharmaceutical company developing a revolutionary drug for Alzheimers that the CEO has a science degree when he does not is, frankly, very troubling.  If Mr. Litton misrepresented his academic credentials which then made their way into SEC filings, then that critically undermines his credibility as the appropriate CEO to lead Athira in the development of ATH-1017.
Equally troubling would be the fact that even this most basic of diligence apparently was not performed by the Board, specifically the Nominating and Governance Committee chaired by Ms. Barbara Koscasz, before appointing Mr. Litton for the top job in October 2021.  We believe no search was undertaken for other candidates.  Given Ms. Koscasz’s involvement in the decision to recommend Mr. Litton’s promotion and her role as Chair of the Governance Committee, we do not believe she should serve on any independent committee looking into these matters.  Obviously, if it turns out that Mr. Litton does not hold a Bachelor of Science degree as claimed, this raises serious questions about whether the Board discharged its fiduciary duty in identifying and vetting a new Chief Executive Officer.  We note that the questions raised by Mr. Kayne in his March 7 letter about the search and diligence process undertaken by the Board before Mr. Litton was promoted remain conspicuously unanswered in the Board’s March 11 response.  Ignoring Mr. Kayne’s questions will not make them – or him – go away.  Answers are even more urgently needed now.
Athira’s Code of Business Conduct and Ethics states that “the Company expects employees to use good judgment and adhere to the high ethical standards to which the Company is committed.”  See Code of Business Conduct and Ethics, Section A, https://investors.athira.com/static-files/51fd1f5a-9ffc-402a-bedb-cf35308c0af3.  In addition, Athira’s Corporate Governance Guidelines require that when any director “becomes aware of circumstances that may adversely reflect upon the director, any other director, or the Company” they must notify the Governance Committee, which, upon review, may “request that the director submit his or her resignation.”  See Corporate Governance Guidelines, Section 10, https://investors.athira.com/static-files/15291c32-b352-48a2-883d-0304984c98b7.  Has Mr. Litton discussed any of these issues with the Governance Committee?
We are sure the irony of the situation is not lost on you or the Board.  We are all aware of the drastic and incomprehensible action taken against Dr. Kawas in response to enhancement of images – but not alteration of data – in a graduate school paper many many years ago on a drug wholly unrelated to ATH-1017.  If the investigation shows that her hastily-promoted successor has been misstating his academic credentials in SEC filings for years, then that is a far more serious matter, and we are confident that you will dismiss him for cause.  Indeed, former Yahoo CEO Scott Thompson was forced to step down after it was discovered that he had embellished his college degree in a similar manner.  There, Yahoo’s SEC filings told investors that Mr. Thompson had a degree in computer science rather than accounting from Cornhill College.  Just like UC Santa Cruz here, Cornhill did not actually offer the degree that the CEO claimed (or wished) he had.  As soon as the discrepancy was discovered, Mr. Thompson promptly and appropriately resigned.  See, e.g., Hayley Tsukayama, Yahoo: Scott Thompson’s résumé scandal draws quick scorn, Wash. Post (May 4, 2012), https://www.washingtonpost.com/business/technology/yahoo-scott-thompsons-resume-scandal-draws-quick-scorn/2012/05/04/gIQA28eW1T_story.html; Julianne Pepitone, Yahoo confirms CEO is out after resume scandal, CNN Money (May 14, 2012), https://money.cnn.com/2012/05/13/technology/yahoo-ceo-out/index.htm.
In the March 11 letter to Ric Kayne, the Board represented that it had the “the right leadership team,” extolled the importance of “integrity,” and stated that it was “committed to building a best-in-class Board that has the right mix of skills and experience to oversee Athira through this critical chapter.”
If it turns out that a member of “the right leadership team” (as the Board defines it) does not have the Bachelor of Science degree he has told investors he has, Mr. Kayne expects that the Board will take swift action.  If not, you can be sure that the Board’s failure to do so – not to mention the sheer hypocrisy at work – will be brought to the attention of the shareholders in the upcoming proxy contest.  Finally, Mr. Kayne believes that the directors who pushed for Mr. Litton to become CEO without the appropriate diligence into his qualifications and candor should consider whether their continued tenure on the Board is in the best interests of shareholders.
Sincerely,
/s/ Tariq Mundiya
Tariq Mundiya
cc: William M. Lafferty, Morris, Nichols, Arsht & Tunnell LLP

Disclaimer
The views expressed in the solicitation materials referenced herein and/or attached hereto represent the opinions of Richard A. Kayne and certain of his affiliates (collectively, the “Kayne Entities”) that hold shares of Athira Pharma, Inc. (“Athira” or the “Company”) and are based on publicly available information with respect to the Company.  The Kayne Entities and the other participants in the Kayne Entities’ solicitation are collectively referred to herein as the “Participants”.  The Participants recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with their conclusions.  The Participants reserve the right to change any of their opinions expressed in any of the solicitation materials at any time as they deem appropriate.
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Additional Information
On April 11, 2022, Mr. Kayne, together with the other Participants, filed a definitive proxy statement (the “Definitive Proxy Statement”) and an accompanying BLUE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) to solicit votes for the election of their slate of highly qualified director nominees at the 2022 annual meeting of the stockholders of the Company.
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Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in the solicitation materials are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond the Participants’ control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.
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